
SingTel


05007223


SEC MAIL PROCESSING
RECEIVED
APR 11 2005
WASH. D.C. SECTION
209

SUPPL

30 March 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for 2 March 2005, 16 March 2005 and 22 March 2005.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Lim Li Ching (Ms)
Assistant General Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	22-Mar-2005 12:32:16
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Update on SingTel Corporate Business (22 March 2005)
Description	Attached are the presentation materials in connection with a presentation on "Update on SingTel Corporate Business" by Mr Lucas Chow, SingTel's Executive Vice President (Corporate Business) today.
Attachments:	NR22032005.pdf Total size = **405K** (2048K size limit recommended)


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SingTel Investor Meeting

Corporate Business

March 2005

Mr Lucas Chow

EVP Corporate Business



SingTel

Company registration number : 199201624D

Corporate Business

Serving SingTel's largest customers



Revenue/mth/acct ($'000)
300
200
100
0
No. of accts
12,080
2,382
GAM (Global)
WAM (Wholesale)
CAM (Corporate)
LAM (Local)
BizD (Biz Direct)
Revenue/mth/acct
No of acct (indicative)

Larger customers - data centric Smaller customers - voice centric



Indicative revenue mix
100%
50%
0%
Data
Voice
20%
75%
GAM
BizDirect

Product responsibility

Responsible for Corporate Data[1] & International telephone


Other
SingTel
60%
Corp Data[1]
23%
Int'l
17%

SingTel 9MFY05 revenue $3.0bn

LLC (local) and ILC (int'l) are main parts of Corporate data[1]


Others
20%
ATM
6%
ISDN
7%
ILC
23%
LLC
44%

Corporate data[1] revenues 9MFY05 $0.7bn (pre-elim)

[1] Data and Internet (excl. broadband, narrowband & capacity sales)

Strategic objectives – Corporate Business


Grow
Singapore
business

- Business recovery and price stability
- Strengthen market leadership


Grow faster
outside
Singapore

- Grow 2nd to 3rd country businesses
- Acquire new customer base
- Anchor SingTel's leading position in Asia


Product and
service
differentiation

- Focus on key industries
  - Financial services, manufacturing, wholesale, pharmaceutical, logistic
- Diversity via SingTel's extensive infrastructure in the region

Corporate Data

➢Q3 FY05 revenues up 8%

LLC revenues[1] ↑ 4%

ILC revenues[1] ↑ 9%



Quarterly LLC revenues (S$m)
110
100
90
80
70
94
101
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05



Quaterly ILC revenues (S$m)
80
60
40
62
52
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05

SingTel

[1] Q3Fy05 vs Q3FY04

International Telephone

➢Q3 FY05 revenues down 11% but margins improves

Price pressures drive revenue decline



Outgoing min (mil min)
Qtrly net ave collection rates (S$)
0.53
227
222
0.42
250
240
230
220
210
200
190
180
170
160
150
0.6
0.5
0.4
0.3
0.2
0.1
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05

Gross margin improves



75%
70%
65%
60%
55%
50%
65%
71%
Q3 FY04
Q3 FY05



SingTel

SingTel continue to win many significant deals

Automotive




B M W

DAIMLERCHRYSLER

Financial services


citibank


Deutsche Bank


Goldman Sachs


Merrill Lynch

Petroleum




bp



HALLIBURTON

Logistics


SCHENKER
Stinnes Logistics


BAX GLOBAL


FedEx
Express

Manufacturing / IT / Others


SONY
PICTURES


ORACLE


VDC


IBM

Summary

Strengthening Singapore business

Focus on key industries

Outsourcing trends driving strong growth in India and USA

Winning more corporate WAN deals


SingTel


SingTel Investor Meeting

March 2005


SingTel

Company registration number : 199201624D


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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	16-Mar-2005 18:00:55
Announcement No.	00052

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement on Disposal of Shares in Globe Telecom, Inc.
Description	Announcement on disposal of shares in Globe Telecom, Inc. by Singapore Telecom International Pte Ltd, a wholly owned subsidiary of SingTel.

Attachments:

309-ann.pdf
Total size = **67K**
(2048K size limit recommended)


Clos

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

ANNOUNCEMENT ON DISPOSAL OF SHARES IN GLOBE TELECOM, INC.

Singapore Telecommunications Limited ("SingTel") wishes to announce that its wholly owned subsidiary, Singapore Telecom International Pte Ltd ("STI"), has sold 4,202,401 common shares in Globe Telecom, Inc. ("Globe") pursuant to Globe's offer to purchase one common share for every 15 common shares of Globe from its shareholders at Philippine Pesos 950 per common share.

Following the sale to Globe, STI's shareholding in Globe has been reduced from 45.1 per cent to 44.6 per cent. The net amount received by STI from the Globe share buyback exercise, after transaction costs, was approximately Philippine Pesos 3.97 billion (or approximately S$117 million).

An estimated net loss of S$23 million will be recorded in SingTel's consolidated financial results for the quarter ending 31 March 2005 as a result of Globe buying back its shares at a premium to its net assets.

The unaudited carrying value of the shares sold under Globe's share buyback exercise was approximately S$77 million.

As at 15 March 2005, the closing market price of the Globe common shares on the Philippine Stock Exchange was Philippine Pesos 905 per common share.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 16 March 2005

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-Mar-2005 16:42:36
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly report on quotation of CHESS Units of Foreign Financial Products ("CUFS") relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as required by ASX in connection with its quotation arrangements.
Attachments:	App3BTop20-280205-sgx.pdf Total size = **310K** (2048K size limit recommended)

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From: Lim Li Ching
Sent: Wednesday, March 02, 2005 4:43 PM
To: Lorinda Leung; Jennifer Lim Lay Khim; Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
ent: Wednesday, March 02, 2005 4:42:36 PM
To: sushan@singtel.com; liching@singtel.com
ubject: SGX Corporate Announcements :: MISCELLANEOUS
uto forwarded by a Rule

r Corporate Announcement submission has been received successfully.

nnouncement details :-

=-=
nnouncement Title :: MISCELLANEOUS
nnouncement No. :: 00028
Submission Date & Time :: 02-Mar-2005 16:42:27
Broadcast Date & Time :: 02-Mar-2005 16:42:36
ompany Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

> CLICK HERE for the full announcement deta! ils.

)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 January 2005 532,793,128 Net transfers* 18,449,560 At 28 February 2005 551,242,688 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
551,242,688 (as at 28 February 2005)	CDIs issued over ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
16,084,518,678 (as at 28 February 2005)	Unquoted ordinary shares (including 10,413,676,799 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
138,709,462 (as at 28 February 2005)	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1 (item 2)

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 2 March 2005

Print name: Chan Su Shan (Ms)
Company Secretary

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of CUFS HELD IN SGT (1:1)

FPO / CUFS HELD IN SGT (1:1)

Rank	Name	Units	% of CUFS
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	92,919,302	16.86
2	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C> GPO BOX 5430 SYDNEY NSW	51,945,352	9.42
3	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	44,003,297	7.98
4	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	26,167,216	4.75
5	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C> GPO BOX 764G MELBOURNE VIC	23,712,753	4.30
6	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	20,564,803	3.73
7	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C> GPO BOX 764G MELBOURNE VIC	17,172,396	3.12
8	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	16,494,334	2.99
9	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C> GPO BOX 764G MELBOURNE VIC	15,476,347	2.81
10	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	15,403,506	2.79
11	IAG NOMINEES PTY LIMITED LEVEL 8 388 GEORGE STREET SYDNEY NSW	13,871,349	2.52
12	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	13,390,943	2.43
13	CITICORP NOMINEES PTY LIMITED <CFS WSLE INDUSTRIAL SHR A/C> GPO BOX 764G MELBOURNE VIC	11,950,410	2.17
14	SUNCORP CUSTODIAN SERVICES PTY LIMITED <AET> GPO BOX 519 BRISBANE QLD	9,830,900	1.78
15	CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C> GPO BOX 764G MELBOURNE VIC	8,842,900	1.60
16	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C> GPO BOX 5430 SYDNEY NSW	8,046,844	1.46
17	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	6,792,750	1.23
18	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	6,469,094	1.17
19	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC	5,518,119	1.00
20	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW	5,076,702	0.92
Total		413,649,317	75.03

2/3/05

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Miscellaneous
* Asterisks denote mandatory information

>> Explanatory Notes
Please use this template for any miscellaneous announcements.

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	
Announcement No.	

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	No
Contact Number *	6838 2201

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Monthly report on quotation of CHESS Units of Foreign Financial Products ("CUFS") relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as required by ASX in connection with its quotation arrangements.
Attachments:	Total size = **0** (2048K size limit recommended)

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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/03/2005

TIME: 19:38:23

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Wednesday, March 02, 2005 4:39 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



211817.pdf

```
ASX confirms the release to the market of Doc ID: 211817 as follows:
Release Time: 02-Mar-2005  19:38:21
ASX Code: SGT
File Name: 211817.pdf
Your Announcement Title: Appendix 3B
```


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/03/2005

TIME: 19:39:35

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 holders of CUFS as at 28 February 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

From:	ASX.Online@asx.com.au
Sent:	Wednesday, March 02, 2005 4:40 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



211819.pdf

ASX confirms the release to the market of Doc ID: 211819 as follows:
Release Time: 02-Mar-2005 19:39:32
ASX Code: SGT
File Name: 211819.pdf
Your Announcement Title: Top 20 holders of CUFS as at 28 February 2005